Exhibit 17.1

11 June 2009

Mr. James Henderson
Chairman and Acting CEO
Point Blank Solutions, Inc.
2102 SW 2nd Street
Pompano Beach, FL  33069

Dear Jim:

As discussed at the last board meeting, the hiring of Mr. Jeffrey Spindler of Olshan Grundman Frome Rosenzweig & Wolosky LLP as the outside general counsel for Point Blank Solutions, Inc. in our opinion represents a serious breach of good governance principles and practices.  As you are well aware, Olshan provides representation to your employer, Steel Partners, who is also a major shareholder of Point Blank Solutions.  Additionally, Steel Partners represents a significant amount of the business transacted by Olshan.  We believe that this presents a clear conflict of interest and fails to provide sufficient protection for the other Point Blank shareholders.  In our view, the fact that this conflict of interest was waived by you in your sole discretion, without board deliberation or discussion, evidences a lack of appreciation and respect for the collective responsibilities of all board members.

As you know, we have advocated for open and candid board deliberations on critical strategic decisions at Point Blank Solutions as an essential element of good governance.  We have decided that the failure to permit such discussions represents a lack of good governance and therefore we must resign our positions as directors for Point Blank Solutions and any related positions with the Company and its affiliates.

Finally, we wish to clarify the statement concerning us in the Form 8-K filed by Point Blank Solutions on June 9, 2011.  As previously stated, on June 3, 2009 we indicated that we intended to resign from the Board, but we did not formally resign at that time.  Please accept this letter as the formal notice of our resignations.

/s/ Bernard C. Bailey Bernard C. Bailey Director, Point Blank Solutions, Inc. PO Box 368 Cabin John, MD 20818	/s/ Maurice Hannigan Maurice Hannigan Director, Point Blank Solutions, Inc. 4565 Greenview Drive El Dorado Hills, CA 95762